Mail Stop 0407

      							June 20, 2005

Via U.S. Mail and Fax
Mr. Kendall W. Cowan
Chief Financial Officer
Alamosa Holdings, Inc.
5225 South Loop 289, Suite 120
Lubbock, TX 79424

	RE:	Alamosa Holdings, Inc. and Alamosa (Delaware), Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 3, 2005 and March 24, 2005

		Form 10-Q for the fiscal quarter ended March 31, 2004 File Nos. 001-16793 and 001-15657

Dear Mr. Cowan:

We have reviewed your supplemental response letter dated May 16,
2005
as well as your filings and have the following comments. As noted in our comment letter dated April 7, 2005 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2004

Item 7.  Management Discussion and Analysis, page 31

Critical Accounting Policies, page 32

Long-lived asset recovery, page 34

1. We note your response to comment 2 however we continue to question your policies for recognition and measurement of impairment of long-lived assets. We note prior to their acquisition, the long-lived assets of Roberts Wireless Communications, L.L.C., Washington Oregon
Wireless, L.L.C., Southwest PCS Holdings, Inc. and AirGate PCS,
Inc.
all had identifiable cash flows that were independent of the cash flows of the other assets liabilities of Alamosa Holdings, Inc., included roaming revenues. Regarding your last bullet, the centralization of administrative functions should not impact your grouping of long-lived assets. When measuring impairment of the long-lived assets used in your centralized administrative functions, it appears you should use an entity wide asset grouping consistent with the guidance in paragraph 11 of SFAS No. 144.

Consolidated Statements of Operations, page F-6

2. We refer to your response to comment 3. In addition to including the caption "excluding depreciation shown separately below", confirm for us in your response letter that you will also include the amount of depreciation that is excluded from the respective line item in future filings. Further, please note that SAB Topic 11:B does not require the caption "exclusive of depreciation shown separately below" to be included beside the "Selling and marketing" line item and the "General and administrative expenses" line item.

Note 3. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

3. We refer to your response to comment 6. Please tell us in your response letter whether you expense direct and incremental costs of activating new wireless subscribers in an amount equal to the activation revenue allocated to the delivered handsets. If not, tell us why you believe it is appropriate to only relate the activation costs to the activation revenue allocated to the service contract. Reference all pertinent, authoritative GAAP accounting literature in your response.

Goodwill and intangible assets, page F-12

4. Identify for us in your response letter the reporting unit(s) that will be used for testing the goodwill acquired in the acquisition of
AirGate PCS, Inc. for impairment. Explain to us the basis for management`s conclusions.

Note 4. Accounts Receivable, page F-15

5. We note your response to comment 8. In future filings please disclose your basis for presenting the Sprint roaming receivable net of amounts due from Sprint.

Note 8. Leases, page F-19

6. We refer to your response to comment 9 in which you state "Certain of these operating lease arrangements include escalation provisions, which in accordance with SFAS 13 (as amended by SFAS 98), must be straight-lined over the expected term of the lease, including renewal options that are reasonably assured to occur." Please tell us in your response letter the specific guidance of SFAS 13 that supports the inclusion of optional renewal periods that are reasonably assured as part of the lease term. Tell us if your leases contain provisions indicating guarantees of lessor debt, bargain purchase options, renewal provisions at the option of the lessor, or specific monetary penalties for non-renewal, all of which would allow the use of renewal periods as part of the lease term in accordance with paragraph 5(f) of SFAS 13.

Note 15. Sprint Agreements, page F-29

7. We refer to your response to comment 10. Please tell us in your response letter whether the per-activation fee discussed in this footnote is the same as the direct and incremental costs of activating new wireless subscribers discussed in your response to comment 6. If so, please justify further your conclusion that it is appropriate to not include these costs that are directly attributable to the generation of revenue in the "cost of service and operation" and the "cost of products sold" line items.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director




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Mr. Kendall W. Cowan
Alamosa Holdings, Inc.
June 20, 2005
Page 3